SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 6, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EARNINGS RELEASE

3RD QTR2018


waze
EASY
YouTube
Looke

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM

2018 THIRD QUARTER RESULTS

HIGHLIGHTS

Transforming client base profile, towards value segments

- **Postpaid customer base reached 34.9% of the total base**, growth of 17.1%YoY;
- **TIM Live's UBB customer base grew 19.5% YoY,** totaling 449,000 connections;
- **Mobile ARPU maintained a solid advance of 10.2% YoY,** reaching R$ 22.6;
- **TIM Live ARPU with robust growth of 10.4%,** reaching R$ 77.5.

Mobile and fixed networks in continuous expansion and evolution

- **Leadership in 4G coverage, 1,172 cities in 700MHz, with 24 state capitals**;
- **VoLTE technology available in more than 2,000 cities,** improving user experience;
- **5 new cities with FTTH, totaling 9 cities in September;**
- **Accelerating the expansion of FTTH: 761,000 homes covered by optical fiber.**

Resilient Revenues and Strong EBITDA performance

- **Net Revenues advanced 4.4% YoY** in 3Q18, with growth of **5.0% YoY** in 9M18;
- **Service Revenues grew by 3.3% YoY** in the quarter and **+5.1%** in 9M18;
- **Fixed Service Revenues reaccelerated in 3Q18 to +11.6% YoY, with TIM Live growing 35.7% YoY;**
- **Normalized Costs and Expenses[1] under control, rising 1.8% YoY, below inflation**;
- **Normalized EBITDA[1] with a solid advance of 8.6% YoY.** Highest 3rd quarter EBITDA in TIM's history;
- **Normalized EBITDA Margin[1] expands to 38.9% (+1.5 p.p. YoY).** 20th consecutive quarter of margin expansion and the highest third quarter margin in TIM's history;
- **Capex totaled R$ 905 million,** with significant growth in investments in fiber and mobile coverage.

	DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Operational	Mobile Customer Base ('000)	56,241	59,390	-5.3%	56,554	-0.6%	56,241	59,390	-5.3%
	Prepaid	36,604	42,620	-14.1%	37,474	-2.3%	36,604	42,620	-14.1%
	Postpaid	19,637	16,771	17.1%	19,080	2.9%	19,637	16,771	17.1%
	4G Users Base ('000)	33,112	24,797	33.5%	31,313	5.7%	33,112	24,797	33.5%
	TIM Live Customer Base ('000)	449	376	19.5%	423	6.0%	449	376	19.5%
Financial (R$ million)	Net Revenues	4,261	4,083	4.4%	4,171	2.2%	12,571	11,977	5.0%
	Services Revenues	4,034	3,905	3.3%	3,964	1.7%	11,981	11,400	5.1%
	Mobile Service	3,811	3,706	2.8%	3,758	1.4%	11,347	10,826	4.8%
	Fixed Service	223	200	11.6%	206	8.0%	634	574	10.5%
	Normalized* Operating Expenses	(2,604)	(2,557)	1.8%	(2,604)	0.0%	(7,877)	(7,797)	1.0%
	Normalized* EBITDA	1,657	1,527	8.6%	1,567	5.8%	4,694	4,180	12.3%
	Normalized* EBITDA Margin	38.9%	37.4%	1.5p.p.	37.6%	1.3p.p.	37.3%	34.9%	2.4p.p.
	Normalized* Net Income	388	279	38.9%	337	15.2%	974	632	54.1%
	Capex (Ex-licenses aquistion)	905	1,009	-10.3%	1,018	-11.1%	2,568	2,487	3.3%

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17) and tax credit due to the incorporation of TIM Celular by TIM S.A (R$ 950 million)

Conference Call in English:
November 7, 2018, at:
11:00 a.m. Brasília time
08:00 a.m. USA (NY)

Tel.: +55 11 3193-1001 ou +55 11 2820-4001 (Brazil)
+1 646 828 8246 (USA)
+1 800 492 3904 (other countries)
Code: TIM

Conference Call in Portuguese:
November 7, 2018, at:
11:00 a.m. Brasília time
8:00 a.m. USA (NY)

Simultaneous translation from English to Portuguese available via webcast only.

[1] Normalized by the sale of towers (R$ 1.1 million in 2Q18, R$ 220 thousand in 1Q18 and R$ 1.8 million in 2Q17) and temporary costs of HR and G&A (R$ 120 thousand in 2Q17).

FINANCIAL PERFORMANCE (Pro-Forma, without the effects of adopting IFRS 15)

OPERATING REVENUE

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
Net Revenues	**4,261**	**4,083**	**4.4%**	**4,171**	**2.2%**	**12,571**	**11,977**	**5.0%**
Services Revenues	**4,034**	**3,905**	**3.3%**	**3,964**	**1.7%**	**11,981**	**11,400**	**5.1%**
Mobile Service	**3,811**	**3,706**	**2.8%**	**3,758**	**1.4%**	**11,347**	**10,826**	**4.8%**
Client Generated	3,508	3,401	3.1%	3,481	0.8%	10,413	9,894	5.2%
Interconnection	163	196	-16.7%	162	0.6%	524	600	-12.8%
Others	140	108	29.0%	114	22.3%	410	331	23.7%
Fixed Service	**223**	**200**	**11.6%**	**206**	**8.0%**	**634**	**574**	**10.5%**
of which TIM Live	104	76	35.7%	90	15.1%	279	200	39.7%
Product Revenues	**228**	**178**	**28.0%**	**207**	**10.2%**	**591**	**578**	**2.2%**

Net Revenues totaled R$ 4,261 million in 3Q18, an increase of 4.4% compared to the third quarter of 2017. In yet another quarter, we had a positive contribution from all sources of revenue: Mobile Service, Fixed Service and Products. Net Service Revenues grew 3.3% YoY in 3Q18, showing resilience, despite greater difficulties due to a slow economic recovery and a scenario of great political uncertainty. Net Product Revenues advanced 28.0% YoY in 3Q18.

In 9M18, **Net Revenues reached R$ 12,571 million, an increase of 5.0% YoY**, driven by **Net Service Revenues, which increased 5.1% YoY.** In the same period, the **Net Product Revenues grew 2.2% YoY.**

In 3Q18, Total Gross Revenues grew by 7.2% YoY, exceeding Net Revenues growth. In the quarter, we saw an increase in the number of customers who adhered to loyalty offers, causing an increase in discounts given to clients. This mechanic is one of the pillars in the strategy of migrating customers to higher-value plans.



Gross Revs. ex- Discount vs. Total Gross vs. Net
4.7%
5.3%
5.0%
5.8%
4.4%
0.9%
1.9%
4.8%
7.7%
7.2%
0.7%
1.1%
3.2%
5.8%
3.6%
3Q17
4Q17
1Q18
2Q18
3Q18
Gross Revenues Ex-Discounts
Gross Revenues
Net Revenues

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,811 million, showing a growth of 2.8% compared to the same quarter of the previous year. The growth in this line was mainly influenced by Client Generated Revenues (CGR) dynamics, with variations in Interconnection and Other Revenues offsetting each other. In 9M18, MSR **advanced 4.8% YoY, reaching R$ 11,347 million.**

CGR (Revenues from Local Voice + Long Distance Voice + Data & Content) showed resilience and grew 3.1% YoY in 3Q18, driven by good migrations dynamics between segments and intra segments. The year-on-year comparison was also influenced by (i) a more challenging comparative base in 3Q17, (ii) an uneven and slower-than-expected economic recovery, reflected in more modest GDP growth expectations[2] and reduced consumer confidence[3] and iii) a more competitive environment. These elements impacted prepaid recharge levels and, to a lesser extent, the acquisition of postpaid plans.

[2] BACEN's Focus survey showed an expectation of GDP growth of 2.7% in Jan/18, but in Sep/18 expectations fell to 1.4%.
[3] The Consumer Confidence Index (ICC - FGV) reached the lowest level for the year 2018, down by 7.5% YTD and 2% versus the previous month. The falls were pulled by consumers from lower income brackets, up to 4,800 Reais per month.

Despite a more challenging environment, the revenues generated by the recurring bundle offers presented solid growth of 25.5% YoY, and now represents 78.2% of the CGR (vs. 64.3%). Year-to-date, this revenue line advanced 33.1%.



MTR Exposure on Revenues
(% over Net Service Revenues)
12.3%
3.2%
3Q14
3Q15
3Q16
3Q17
3Q18

Interconnection Revenues continued to decline and in 3Q18, posted a 16.7% YoY reduction, reflecting the impact of the VU-M tariff (Mobile Termination Rate) cut and lower incoming traffic growth. In 9M18, the Net Interconnection Revenues registered a decrease of 12.8% YoY. **The incidence of VU-M in Net Service Revenues reached 3.2% in the quarter** and in the year-to-date this exposure was 3.5%.

Other Revenues grew 29.0% YoY in 3Q18, and in the year-to-date the increase was 23.7% YoY. This revenue line continues to be affected mainly by revenue generated by network sharing and swap contracts, which represents more than 50% of Other Mobile Revenues and which has corresponding costs in the Network and Interconnection line.

In 3Q18, ARPU (Average Monthly Revenue Per User) increased 10.2% YoY and reached R$ 22.6, influenced by the migration to higher-value plans. Segment ARPU, which excludes revenues from non-TIM clients and other mobile revenues, presented slight declines. Prepaid ARPU was R$ 11.6 (-1.4% YoY) and the postpaid ARPU was R$ 39.7 (-1.1% YoY).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 223 million this quarter, an increase of 11.6% compared to the same period last year. This performance represents an acceleration versus 2Q18 (+5.6% YoY), due to the strong performance of TIM Live and a recovery of other fixed segments (corporate and wholesale). In 9M18, Fixed Service Revenue totaled R$ 634 million, an increase of 10.5% YoY.



Contribution of Live on Fixed Revenues
38.3%
39.1%
41.5%
43.7%
46.5%
3Q17
4Q17
1Q18
2Q18
3Q18

TIM Live maintained a robust performance, increasing its revenues in 3Q18, by 35.7% YoY and now represents 46.5% of Fixed Service Revenues in the quarter. Sequentially, Live maintains annual nominal growth of approximately R$ 27 million while expanding its coverage, being present in 12 cities, including 4 capitals. Other services in the Fixed Segment decelerated the revenue loss to -3.4% YoY in 3Q18 (vs. -11.6% in 2Q18).

TIM Live's ARPU (Average Monthly Revenue per User) was R$ 77.5, 10.4% higher than in 3Q17. The performance is explained by penetration growth of higher value offerings over the base, as a result of a better sales mix after the launch of the new portfolio of FTTH plans in April.



ARPU
(R$; YoY)
77.5
70.2
+10.4%
3Q17
3Q18

Detailing Handsets and Devices (net of taxes and deductions):

Revenue from Products was 28.0% higher than that recorded in 3Q17. The positive performance is due to the reduction for the third consecutive quarter of discounts granted, and a better sales mix, both rising the average price of the handsets. Handsets volume fell by 3.8% YoY. As a consequence, smartphone penetration over the base at the end of Sep/18 grew to 83.0% from 77.4% in the same period last year.

OPERATING COSTS AND EXPENSES

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
Reported Operational Expenses	**(2,604)**	**(2,557)**	**1.8%**	**(2,605)**	**-0.1%**	**(7,878)**	**(7,799)**	**1.0%**
Normalized* Operating Expenses	**(2,604)**	**(2,557)**	**1.8%**	**(2,604)**	**0.0%**	**(7,877)**	**(7,797)**	**1.0%**
Personnel	(261)	(235)	11.0%	(234)	11.5%	(735)	(694)	6.0%
Selling and Marketing	(890)	(869)	2.4%	(871)	2.2%	(2,631)	(2,640)	-0.4%
Network & Interconnection	(862)	(926)	-6.9%	(901)	-4.3%	(2,774)	(2,901)	-4.4%
General & Administrative	(146)	(136)	7.6%	(134)	8.9%	(425)	(411)	3.2%
Cost Of Goods Sold (COGS)	(215)	(200)	7.5%	(221)	-3.1%	(616)	(634)	-2.8%
Bad Debt	(147)	(91)	60.8%	(129)	13.3%	(392)	(239)	63.9%
Other operational revenues (expenses)	(83)	(99)	-16.3%	(112)	-26.2%	(304)	(277)	9.7%
Normalized* Operating Expenses Ex-COGS	**(2,389)**	**(2,357)**	**1.4%**	**(2,383)**	**0.3%**	**(7,261)**	**(7,163)**	**1.4%**

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17).

In 3Q18, Normalized Operating Costs and Expenses were R$ 2,604 million, +1.8% YoY and sequentially stable. This performance is below the inflation recorded in the period (IPCA 12M 4.53%) and better than the trajectory foreseen in the Company's Strategic Plan (CAGR17-20 <4%). In 9M18, Normalized Operating Costs and Expenses advanced 1.0% YoY, reaching R$ 7,877 million.



Efficiency Plan
(R$ millions)
>R$ 300 millions
JAN-18
MAR-18
JUN-18
SEP-18

At the end of September, the Efficiency Plan reached 104% of the target for the full year of 2018, reinforcing the focus on strict cost control. In the first nine months of 2018, plan initiatives generated savings summing more than R$ 300 million.

Performance of Normalized Costs and Expenses Breakdown:

Personnel grew by 11.0% YoY in 3Q18, impacted by: (i) inflation of the previous year, which readjusted the salary and benefits base, (ii) a larger number of employees (+1.4% YoY) and (iii) the non-recurring effect generated by the termination of contracts of executives who left company. In the year to date, personnel costs increased 6.0% YoY.

Selling and Marketing expenses presented a slight increase of 2.4% YoY in 3Q18, impacted by expenses related to the right to use the TIM trademark[4], which is the first quarter with the full impact of this expense, and higher advertising costs due to the new TIM Control campaign launched in August. These effects were partially offset by (i) efficiencies generated through the processes digitalization, (ii) reduction of FISTEL expenses, and (iii) lower commissioning expenses in prepaid recharge. In 9M18, this line showed a slight drop of 0.4% YoY.

The Network and Interconnection group showed a 6.9% YoY decrease in 3Q18, with both subgroups showing improvements. Network costs good performance was driven by lower leased line expenses and lower impact of energy costs, as a result of actions aimed at own generation and energy efficiency. For Interconnection subgroup, the drivers of the improvement were (i) the decrease in mobile termination rate (VU-M), (ii) lower pressure from outgoing traffic to other operators after including calls via

[4] On May 17, 2018, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark for the payment of royalties in the amount of 0.5 % of the company's net revenue.

WhatsApp in the offers and (iii) reduction of content providers' costs. In 9M18, Network and Interconnection costs decreased by 4.4% YoY.

General and Administrative Expenses (G&A) increased 7.6% YoY in the quarter, due to higher expenses related to collection services and in the administration and operation of power plants generation were more than compensated by the lower energy costs in the ITX line. In 9M18, G&A expenses advanced 3.2% YoY.

Cost of Goods Sold (COGS) increased by 7.5% YoY in 3Q18, accompanying the dynamics of handset revenues, with an increase in the average selling price of 7.7% YoY, more than offsetting the reduction in sales in the period (-3.8% YoY). In 9M18, COGS fell 2.8% YoY.

Provisions for Doubtful Accounts (Bad Debt) increased 60.8% YoY in 3Q18, explained by the higher revenue base exposed to delinquency together with the growth of the postpaid base (17.1% YoY). Even with this expansion, bad debt as a percentage of Gross Revenues remains under control, at a level of 2% in the quarter. In 9M18, bad debt increased 63.9% YoY impacted by the effects described above and by temporary effects such as (i) delay in issuance and delivery of invoices due to strikes in 1H18, (ii) positive impact on wholesale default in 2017, resulting from agreements with other operators and (iii) corporate customers.

Other Operating Expenses decreased by 16.3% YoY in the quarter, explained by an extraordinary effect in 3Q17, which increased labor provisions in that quarter. The share over Normalized OPEX reduced to 3.2% compared to 4.3% in the 2Q18 and 4.1% in the 1Q18. Despite this, in the 9M18 this line increased 9.7% YoY.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 43.3 per gross addition in 3Q18 (+9.4% YoY) a deceleration compared to 2Q18 (+12.4% YoY). Still the drivers of this trajectory remain the greater expenses with commissioning (higher post-paid mix in gross additions) and advertising (launch of the Control campaign).

1.9
Payback
(Months)

Despite the increase in SAC, **the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 1.9 months**.

FROM EBITDA TO NET PROFIT

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
Reported EBITDA	**1,657**	**1,527**	**8.6%**	**1,566**	**5.9%**	**4,693**	**4,178**	**12.3%**
Reported EBITDA Margin	38.9%	37.4%	1.5p.p.	37.5%	1.4p.p.	37.3%	34.9%	2.4p.p.
Depreciation & Amortization	**(1,074)**	**(994)**	**8.1%**	**(1,047)**	**2.6%**	**(3,065)**	**(2,974)**	**3.1%**
Depreciation	(571)	(535)	6.7%	(563)	1.5%	(1,653)	(1,614)	2.4%
Amortization	(503)	(458)	9.8%	(485)	3.8%	(1,412)	(1,360)	3.8%
EBIT	**583**	**533**	**9.4%**	**518**	**12.5%**	**1,628**	**1,204**	**35.2%**
EBIT Margin	13.7%	13.1%	0.6p.p.	12.4%	1.3p.p.	13.0%	10.1%	2.9p.p.
Net Financial Results	**(128)**	**(148)**	**-13.8%**	**(181)**	**-29.6%**	**(479)**	**(379)**	**26.6%**
Financial expenses	(188)	(267)	-29.6%	(242)	-22.4%	(674)	(788)	-14.6%
Financial income	61	120	-49.0%	58	5.6%	192	411	-53.3%
Net exchange variation	(1)	(1)	-14.0%	3	n/a	2	(1)	n/a
Income before taxes	**455**	**385**	**18.3%**	**337**	**35.2%**	**1,149**	**826**	**39.1%**
Income tax and social contribution	882	(106)	n/a	(1)	n/a	774	(196)	n/a
Net Income	**1,338**	**279**	**379.3%**	**335**	**298.7%**	**1,923**	**630**	**205.1%**
Normalized* EBITDA	**1,657**	**1,527**	**8.6%**	**1,567**	**5.8%**	**4,694**	**4,180**	**12.3%**
Normalized* EBITDA Margin	38.9%	37.4%	1.5p.p.	37.6%	1.3p.p.	37.3%	34.9%	2.4p.p.
Normalized* Income tax and social contribution	(68)	(106)	-36.0%	(1)	5122.9%	(176)	(196)	-10.1%
Normalized* Net Income	**388**	**279**	**38.9%**	**337**	**15.2%**	**974**	**632**	**54.1%**
Total Normalized Items	950	0	n/a	(1)	n/a	949	(2)	n/a

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17) and tax credit due to the incorporation of TIM Celular by TIM S.A (R$ 950 million)

EBITDA (Earnings before interest, taxes, depreciation, and amortization)

In 3Q18, Normalized EBITDA was R$ 1,657 million, an increase of 8.6% YoY and the ninth consecutive quarter with growth. The main levers for this performance came from revenue growth in mobile and fixed services. It is worth noting the successful efforts in controlling costs and expenses, also with outstanding performance. In 9M18, EBITDA amounted to R$ 4,694 million, an increase of 12.3% YoY.

In 3Q18, the Normalized EBITDA Margin was 38.9%, a 1.5 p.p expansion compared to 3Q17, maintaining the margin evolution trajectory after 4 years. 3Q18 expansion was mainly influenced by the change in the revenue mix. Year-to-date, EBITDA Margin was 37.3%, an increase of 2.4 p.p in the YoY comparison.



Normalized EBITDA Margin
(%)
27.2%
31.5%
33.4%
37.4%
38.9%
3Q14
3Q15
3Q16
3Q17
3Q18



MTR Exposure on EBITDA
(% over Normalized EBITDA)
18.6%
0.1%
3Q14
3Q15
3Q16
3Q17
3Q18

EBITDA's exposure to MTR reduced significantly in recent quarters, closing 3Q18 at 0.1%. In this context, the dynamics of this indicator tend to be a little more volatile (alternating between positive and negative terrain) and more linked the dynamics of off-net traffic (incoming vs. outgoing).

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 3Q18, D&A increased 8.1% YoY, and in the year to date, it grew 3.1% YoY. The 3Q18 reflects mainly the 9.8% growth in the amortization line due to the growth in software investment and the 700MHz license amortization (license starts to be amortized once the cities are activated). **Normalized EBIT for 3Q18 grew 9.4% YoY,** while it increased 35.1% in 9M18.

NET FINANCIAL RESULT

Net Financial Result in 3Q18 was negative by R$ 128 million, an improvement of R$ 20 million compared to 3Q17. The result was impacted by a better financial result of treasury due to lower volume and nominal cost of debt and positive result from derivatives acquired for exchange protection of commercial contracts. These effects were partially offset by impacts generated from the implementation[5] of the 700MHz license in more cities, and the increase in PIS/COFINS related to the distribution of interest on capital. In the year to date, the net financial result was negative in R$ 479 million, R$ 101 million more negative when compared to 9M17.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution were positive in R$ 882 million versus negative R$ 106 million in 3Q17. The tax for the quarter had two positive impacts: (i) the merger of TIM Celular into TIM SA, which generated a tax credit of R$ 950 million[6] and (ii) payment deductibility of interest on capital of R$ 240 million approved in July 2018. Excluding the non-recurring effect of the merger, the 3Q18 amount would be -R$ 68 million, -36.0% YoY, with effective rate of 14.9% versus 27.5% in 3Q17. Year-to-date, the adjusted amount would be R$ 176 million, compared to R$ 196 million in 9M17, with rates of 15.3% and 23.6%, respectively.

NET INCOME

Net Income excluding the merger effect was R$ 388 million, 38.9% higher than in 3Q17, with earnings per share (EPS) of R$ 0.16. Reported Net income totaled R$ 1.3 billion, 379.3% higher than the R$ 279 million reported in 3Q17, EPS of R$ 0.55 compared to R$ 0.12 in 3Q17. In 9M18, reported net income was R$ 1.9 billion, an increase of 205.1% YoY, with an EPS of R$ 0.80 versus R$ 0.26.

---

[5] The release of cities to use 700MHz reduces the capitalization of interest related to the portion of the debt attributed to the acquisition of the license, benefiting less the financial result (Note 15 ITR - Intangible).

[6] Fiscal credits from net operating losses base of Social contribution on Profit of TIM S.A. (Note 10 ITR/ deferred income tax and social contribution)

CASH FLOW, DEBT AND CAPEX

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
EBITDA Normalized*	1,657	1,527	8.6%	1,567	5.8%	4,694	4,180	12.3%
Capex	(905)	(1,009)	-10.3%	(1,018)	-11.1%	(2,568)	(2,487)	3.3%
EBITDA Normalized* - Capex	**753**	**518**	**45.2%**	**549**	**37.0%**	**2,126**	**1,693**	**25.5%**
Δ Working Capital	**156**	**349**	**-55.3%**	**(542)**	**n.a.**	**(903)**	**(955)**	**-5.4%**
Non recurring operating items	-	0	-100.0%	(1)	-100.0%	(1)	(2)	-37.5%
Operating Free Cash Flow Ex-licenses	**909**	**867**	**4.8%**	**6**	**14718.4%**	**1,222**	**737**	**65.8%**
Clean UP 700MHZ	-	-	n.a.	-	n.a.	(143)	(859)	-83.4%
Operating Free Cash Flow Reported	**909**	**867**	**4.8%**	**6**	**14718.4%**	**1,079**	**(122)**	**n.a.**

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17).

In 9M18, the Free Operating Cash Flow (FOCF), excluding the 700 MHz license, was R$ 1,222 million, an increase of R$ 485 million compared to 9M17, a result of (i) EBITDA growth more than compensating the slight increase in CAPEX and (ii) lower working capital (R$ 52 million). In 3Q18, FOCF was R$ 909 million, R$ 42 million higher than in 3Q17.

CAPEX

Capex totaled to R$ 905 million in 3Q18, a decrease of 10.3% compared to 3Q17. Although, Capex decelerated in the quarter, in 9M18 investments advanced 3.3% YoY, totaling R$ 2,568 million. Investments continue to be allocated to infrastructure (around 85%), mainly to transport network projects and 4G technology and IT.

DEBT AND CASH

The 3Q18 Gross Debt stood at R$ 4,025 million, a reduction of R$ 3,542 million YoY, including (i) the leasing recognition in the total amount of R$ 1,713 million (related to the sale of towers, the LT Amazonas project and other financial leasing operations); (ii) the hedge position in the amount of R$ 109 million (reducing gross debt). In this quarter, gross debt was positively impacted by R$ 18 million as a result of the acquisition of derivatives ("Dollar Call option"), which aims to expand the mechanisms that cushion the impacts of exchange rate variations on supplier payments.

TIM's debt is concentrated in long-term contracts (76% of the total), consisting mainly of BNDES financing. Approximately 16% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency**. The average cost of debt excluding leasing was 8.2% p.y.,** a reduction when compared to the 10.0% p.y. cost in 3Q17. In 9M18, the cost was 8.4% p.y. compared to 11.0% p.y. in 9M17. During the last 12 months, important debt pre-payments to the BNDES were made, which together with our normal amortization and debt interest payments totaled R$ 4,158 million.


Debt Movements
7,567
-2,600
-1,558
+167
+449
4,025
Debt 3Q17
Pre-Payments
Ordinary Payments
New Loans
Recurring movements
Debt 3Q18

At the end of the quarter, Cash and Securities totaled R$ 1,249 million, a reduction of R$ 2,485 million YoY. The main movements that affected cash and securities in the last 12 months are presented below:


Cash Movements
Prepayments:
-2,600 mln BNDES
416
3,318
-519
-143
-854
+167
-4,158
+3,021
653
596
Cash + Securities¹ 3Q17
Dividends Payment
Spectrum Clean Up
Fistel
New Loans
Debt Payments (interest+principal)
Recurring movements
Cash + Securities² 3Q18
Cash & CE
Securities
¹ Securities: FX Fund
² Securities: Fixed Fund

The average financial yield fell to 6.4% p.y. in 3Q18, compared to 9.4% p.y. in 3Q17, following the reduction of the Selic rate. Year-to-date, the yield was 6.5% p.y. compared to 11.1% p.y. in the same period of the previous year.

The Net Debt/EBITDA ratio was 0.43x in the quarter, down from 0.67x in 3Q17. **In 3Q18, Net Debt totaled R$ 2,776 million,** down R$ 1,057 million compared to the same period of the year, when net debt was R$ 3,832 million.

EVENTS OF THE QUARTER AND SUBSEQUENT

CORPORATE STRUCTURE

Following the Material Fact published to the market on July 25, 2017, the project for the corporate reorganization of the TIM Celular and TIM S.A. (current denomination of Intelig Telecomunicações Ltda.) subsidiaries was completed on October 31, 2018, through the merger of TIM Celular into TIM S.A. The Company posted a total deferred tax asset of R$ 952.4 million arising from the amounts that can be used as tax credits (R$ 702.6 million) and negative Social Contribution on Profits base (R$ 249.7 million).

As previously indicated, the Reorganization was aimed at capturing operational and financial synergies through the implementation of a more efficient process structure, as well as for improving accounting and internal control systems. The corporate structure changes are indicated below.


Before Reorganization
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM Participações S.A.
100%
100%
TIM Celular S.A.
TIM S.A.
Merger


After Reorganization
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM Participações S.A.
100%
TIM S.A.

TIM Participações S.A. is the vehicle listed on B3 and NYSE. Its capital is made up only of common shares, pursuant to the Novo Mercado Regulations. The shareholders' breakdown is as follows.

Shareholders' Structure	Common	%
TIM Brasil Serv e Part S/A	1,611,969,946	67
Free Float	808,215,175	33
Others*	847,358	0
Total	2,421,032,479	100

*Treasury + Management

AGREEMENT WITH PORTO CONECTA

In September, TIM signed an agreement with Porto Conecta, due to the closure of Porto Seguro's activities in the telecommunications segment, through Porto Conecta, the first virtual mobile telephone operator (MVNO) to operate in Brazil. The agreement aims to ensure the technical-operational continuity of the services by migrating from TIM's network base, which was the provider of network infrastructure, to the benefit of customers.

RECOVERABLE PIS/COFINS

In March 2017, the Federal Supreme Court (STF) recognized the unconstitutionality of the inclusion of the amount of ICMS in calculation basis of PIS and COFINS contributions. TIM Participações, through its Subsidiaries TIM Celular SA and TIM SA (formerly known as Intelig Telecomunicações Ltda.), discuss this issue in Court, since 2007 and 2006, backdate, as permitted, such effects in 5 years - 2002 and 2001. Since the favorable stance on taxpayers issued by STF, Company, based on the opinion of its legal advisors, no longer includes ICMS in the basis of calculation of social security contributions of PIS and COFINS as of April 2017.

The lawsuits of the Subsidiaries have already received favorable decisions in the Second Judicial Instance, aligning the lower courts' understanding what was defined by Supreme Federal Court, so much that the appeals filed by National Treasury have been denied, for the same reasons. Even with the procedural existence of a request for Modulation effects carried out by National Treasury Attorney General, the Company understands, confirmed by its legal advisors that the decision will not affect any right sought in the proposed lawsuits.

The Company is carrying out the assessment of the amounts that will be valid at the end of the lawsuits, after their final court sentence and due procedural acknowledgments, and this indicates credits estimated at approximately R$ 3.2 billion. More details can be found in note 8 of the ITR.

OPERATING AND MARKETING PERFORMANCE

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Mobile Customer Base ('000)	56,241	59,390	-5.3%	56,554	-0.6%	56,241	59,390	-5.3%
Prepaid	36,604	42,620	-14.1%	37,474	-2.3%	36,604	42,620	-14.1%
Postpaid	19,637	16,771	17.1%	19,080	2.9%	19,637	16,771	17.1%
4G Users Base ('000)	33,112	24,797	33.5%	31,313	5.7%	33,112	24,797	33.5%
Market Share	24.0%	24.6%	-0.6p.p.	24.1%	0.0p.p.	24.0%	24.6%	-0.6p.p.
Prepaid	26.5%	27.3%	-0.8p.p.	26.4%	0.0p.p.	26.5%	27.3%	-0.8p.p.
Postpaid	20.5%	19.8%	0.7p.p.	20.5%	0.0p.p.	20.5%	19.8%	0.7p.p.
Net Additions ('000)	(312)	(1,441)	-78.3%	(1,340)	-76.7%	(2,393)	(4,028)	-40.6%
Fixed Telephony Customer Base ('000)	838	717	16.9%	774	8.3%	838	717	16.9%
TIM Live Customer Base ('000)	449	376	19.5%	423	6.0%	449	376	19.5%

MOBILE SEGMENT:

TIM ended 3Q18 with a base of 56.2 million active lines, resulting from negative total net additions of 312,000 in the period. Postpaid continues to show positive additions (557 thousand in the quarter), but prepaid disconnections still have a negative impact on total net additions.



Postpaid Base Mix
(% over Total Customer Base)
28.2%
30.4%
31.9%
33.7%
34.9%
3Q17
4Q17
1Q18
2Q18
3Q18

Source: Anatel

In postpaid, the customer base totaled 19.6 million, an increase of 17.1% compared to 3Q17, adding 2.9 million customers to the base. As a result, the segment is becoming increasingly important for TIM and, in 3Q18, it represented 34.9% of the total base versus 28.2% in 3Q17. The growth of the postpaid base was due to: (i) migration from prepaid to postpaid customers (mainly to control plans), (ii) number portability and (iii) a stable churn rate. TIM remains the market leader in net human postpaid adds over the past 12 months.

Prepaid client base ended the month of September with 36.6 million clients. Net disconnections totaled 6.0 million lines and the main factors were the migration of clients from prepaid to postpaid, the rigid base cleaning policy and the competition increase.

Detailing the customer base by technology (as of September/18):

- **The number of 4G users reached 33.1 million.** In the annual comparison, growth was 33.5%, explained by the migration of 2G/3G users to 4G;
- The 3G base was 13.3 million users, down 38.5% YoY, maintaining the downward trend.
- 2G customers totaled 7.5 million, down 31.5% YoY;
- M2M and Data Terminals base closed the quarter with 2.3 million lines, +15.2% YoY.

Smartphones reached a total penetration of 83.0% of the customer base in September 2018, 5.6 p.p. above September 2017 level. This growth corroborates the Company's strategy to equip its customers with 4G devices in order to stimulate the penetration of data services.


JÁ VOU LOGO AVISANDO, QUE AQUI É
ILIMITADO
TIM
CANTE COM A LUDMILLA
REDES SOCIAIS ILIMITADAS

New TIM Controle

The main mobile offer launched in the quarter was TIM Controle with social networks. The offer now includes unlimited social networks for three months, a 4 GB data package and unlimited calls to any carrier, costing R$ 49.99 per month. The offer was launched through a major media campaign, featuring top artists with great appeal to the target audience.

FIXED SEGMENT:

TIM Live's base grew by 19.5% in 3Q18, totaling 449k customers. Net adds totaled 25,3k during the quarter and 56,6k in 9M18.

The focus on investing in FTTH (Fiber To The Home) expansion continues, with higher speed offers and optimal connection stability. TIM began to invest in this type of technology in 4Q17 and closed 3Q18 with the number of households with FTTH available representing 18% of the total coverage. Until September, TIM was serving nine cities with FTTH, including four capitals (Rio de Janeiro, São Paulo, Salvador and Goiânia).


TIM Live Clients Evolution
(# users)
449k
376k
TIM LIVE
3Q17
4Q17
1Q18
2Q18
3Q18


TIM LIVE
A MELHOR BANDA LARGA FIXA DO BRASIL, AGORA EM GOIÂNIA.
TIM

TIM Live reaches Goiânia

In the quarter, TIM Live launched its services in one more capital. Goiânia now has Live's FTTH services and a portfolio of high speeds and content through OTT.

TIM Casa Internet, which uses WTTX technology to offer residential broadband through the mobile network, is available for sale in 87 cities. Gross additions in 3Q18 compared to 2Q18 were 5% higher.

QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

Constantly improving the quality of services provided and promoting the best customer experience are at the top of our priorities. To achieve this goal, we work with three strategic pillars: (i) construction of offers based on the individual needs of our clients; (ii) to promote the expansion and evolution of our network infrastructure; and (iii) to operate efficiently through integrated sales and caring channels. All of these pillars are supported by a comprehensive digital transformation process that, in addition to generating financial and operational efficiency, will also impact the entire client life cycle.

The various digitalization initiatives are evolving very quickly. In the sales area, the recharge mix continued to be driven by digital channels, which progressed 6.0 p.p. YoY by the end of 3Q18. Sales through digital channels, a key factor for TIM's *upselling* strategy, increased 37% YoY in the postpaid (pure + control) segment and 42% in recurring prepaid in 9M18.


E-Sales
(postpaid and controle)
+37%
9M17
9M18
E-Sales
(prepaid)
+42%
9M17
9M18
Digital Recharges
(% over total)
+6 p.p
3Q17
3Q18

In relation to the customer care, the Mobile App and IVR modernization are fundamental to the enhancement of the customer experience, allowing the automatization of several processes. Hence, we are highlighting a 3% drop in live human interactions through our call center, boosting IVR retention by 4 p.p. at the end of 3Q18.


Caring
(human interactions)
-3%
3Q17
3Q18
IVR Retention
(% of calls)
+4 p.p.
3Q17
3Q18

We are adopting incentives to drive digitalization of billing and payment phases. Bills delivered through digital channels grew 48.4% YoY, lifting the penetration of this means to more than 40% at the end of the quarter. The number of clients who make payments by digital means also presented strong progress, up 30.0% YoY.


E-Billing
(# e-bills delivered)
+48%
3Q17
3Q18


E-Payment
(# clients paying by e-methods)
+30%
3Q17
3Q18

NETWORK DEVELOPMENT

The continued expansion and enhancement of the network infrastructure is an important strategic pillar of TIM's business plan and is key to generate operational efficiency, expand our services and foster quality improvements, allowing us to deliver the best user experience to our clients.

In this regard, approximately R$ 795 million, or 88% of the 3Q18 Capex, was allocated to infrastructure (Network + IT), broadly following these guidelines:

- expansion of the fiber optic network (backbone, backhaul and FTTH)
- densification of *sites*
- frequency *refarming*
- carrier aggregation in two or three frequencies (depending on location)

In relation to specific actions and projects focused on the modernization, efficiency and/or improvement of our infrastructure in progress in this quarter, we are highlighting:

- Refarming the 2.1 GHz frequency for 4G;
- Infrastructure virtualization project, which reached about 30% of the network functions in the 3Q;
- Installation of multiple data centers to enhance the experience (21 at the end of 3Q);
- VoLTE implementation

Another important network-related aspect is coverage, especially in 4G technology, which not only provides the best client data usage experience but also is more Capex-efficient. **TIM maintained its leadership in 4G coverage, reaching 3,172 cities or 92% of the country's urban population by the end of 3Q18**, registering a 47% YoY increase in network elements in this technology in the period. As a result, 73% of TIM's customer data traffic was over 4G network this quarter, up 19 p.p. when compared to the same period of the previous year.

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ
4G Cities	**3,172**	**2,401**	**32.1%**	**3,138**	**1.1%**
of which 700 MHz enabled	1,172	301	289.4%	1,015	15.5%
of which VoLTE enabled	2,110	177	1092.1%	1,559	35.3%
Urban Population Coverage (4G)	**92%**	**86%**	**6.1p.p.**	**92%**	**0.3p.p.**
of which 700 MHz enabled	56%	11%	45.0p.p.	41%	15.7p.p.
of which VoLTE enabled	64%	20%	44.1p.p.	47%	17.4p.p.
3G Cities	3,127	2,928	6.8%	3,113	0.4%
Urban Population Coverage (3G)	91%	90%	0.9p.p.	91%	0.2p.p.

In addition, the expansion of 4G usage on the 700 MHz frequency continue to deliver a significant improvement in customer experience, both in terms of performance (higher download and upload speeds and lower latency), and indoor coverage.

At the end of the quarter, TIM had ~18,800 sites, 64% of which were connected through a high capacity backhaul.

In relation to transport infrastructure, the **Company ended 3Q18 with 86.7 thousand km of backbone and backhaul,** an increase of 8.0% YoY in terms of optical fiber mileage.

Residential fixed broadband continues its development, with 761 Thousand households in FTTH, 3,6 million in FTTC, totaling 4.1 million households in 12 cities[7].

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement the Biosites installation project, a solution for densification of the mobile access network (antennas/towers) with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure - multifunctionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras - these structures are cheaper and faster to install. **In 3Q18, TIM reached a total of 680 active Biosites.**

Currently, the Company has authorization to use more than 130 MHz in spectrum, with 36 MHz in frequencies below 1 GHz, distributed as follows:

Average Spectrum Weighted by Population					
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

[7] Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Duque de Caxias (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Salvador (BA) and Goiânia (GO).

CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY

The Company's social and environmental responsibility policies guide actions and initiatives and are based on the UN Global Compact's principles. This is a voluntary agreement that TIM has belonge to since 2008 to ensure compliance with the ten principles related to human rights, working conditions, the environment and the fight against corruption.

TIM has been present for 10 years on the B3's Business Sustainability Index (ISE), continuing as the telecommunications company that has been on the list for the most consecutive years. The company also publishes an inventory of its greenhouse gases pursuant to the GHG Protocol methodology; to this end, its Climate Change Policy establishes guidelines for the management of such emissions.

TIM INSTITUTE

Founded in July 2013, the mission of the TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation. It does so through mathematics and science education projects for children and young people and the development of free technologies that contribute to the implementation of public policies.

The actions of the TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

At the beginning of 2018, 50 new students were selected to receive the TIM-OBMEP Institute Scholarships, offered to medalists of the Brazilian Public Mathematics Olympiad (OBMEP), who entered public universities and come from low-income families. Altogether, about 200 students received the aid, the result of a partnership between the TIM Institute and the National Pure and Applied Mathematics Institute (IMPA). At the same time, a new edition of the Academic Working Capital (AWC) was launched, an entrepreneurial education program that provides mentoring and financial support for college students who want to turn their Course Conclusion Work (TCCs) into technology-based businesses. At the end of this year, students supported by the program will present their businesses at an Investment Fair, attended by investors and market experts.

Another action in the field of education, the Busca Ativa Escolar (http://buscaativaescolar.org.br/), is a platform developed by the TIM Institute in partnership with Unicef (United Nations Children's Fund), has contributed to over 1,100 Brazilian municipalities being able to solving school exclusion issues in their areas. It uses free technology to expedite the search and reintegration of children and teens currently not in school.

Scientific education also comprises one of the TIM Institute's lines of action. In 2018, for the first time the TIM Institute established a partnership with Garatea-ISS, a scientific education and aerospace program for children. The aim of the project is to awaken student interest and a taste for science in a practical and amusing manner. At the end of the project, the best scientific experiments are selected and the winning entry is sent to the International Space Station (ISS).

ENERGY

In line with the principles of the Environmental Policy and Climate Change Management, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of the network infrastructure is accompanied by energy efficiency actions. Projects include the modernization of lighting and air conditioning installations; temporary or permanent shutdown of idle equipment; Freecooling - system for exchanging heat from equipment containers, through the installation of cooler, in shelter-type sites (cabinets) that allow the reduction of the use of energy and refrigerant gases in air-conditioning equipment; Decomissioning - turning off and removing equipment from the site in order to save energy and free up space for new projects.

Energy Consumption	3Q18
Electricity (MWh)	237,301[1]
Fuels (L)	373,545[1]

(1) Data subject to change after external verification.

In addition to investing in energy efficiency, TIM has sought alternative sources of energy, aware of the potential that Brazil offers in renewable sources. In 2018, the company continued self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demand of more than 1,000 sites. In addition to this initiative, we also continue to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. (302-4, GRI Standard).

For more information, access TIM's Sustainability Report, which presents the main financial, social and environmental results along with the important themes for the company's business and sustainability governance, and also our commitment to sustainable development. Access the full report on our Investor Relations website.

GOVERNANCE

TIM reinforces its commitment to Best Corporate Governance practices and values transparency, accountability and fairness. The following are 3Q18's highlights regarding the activities carried out by the Company's Board of Directors, Advisory Committees and Fiscal Council:

Activities of the Board of Directors

- Members: 10 members (3 independent);
- Meetings: 3 meetings, average attendance of 83%;
- Most important activities:
  - Take cognizance of the Control and Risk Committee's activities;
  - Take cognizance of the activities of the Statutory Audit Committee;
  - Take cognizance of the Remuneration Committee's activities;
  - Take cognizance of the Quarterly Financial Report ("ITR") for the second quarter of 2018, ended June 30, 2018;
  - Deliberate on and resolve the proposal for payment of the Company's Interest on Capital ("IOC");
  - Deliberate on and resolve the proposed adjustments to the metrics applicable to the Management by Objectives (MBO and Long Term Incentive - LTI);
  - Presentation of operational procedures on Cybersecurity;
  - CEO succession process;

- Presentation about ICVM 586;
- Presentation the Company's Organizational Structure;
- Deliberate on and resolve changes in the Company's organizational structure;
- Deliberate on and resolve the proposal to amend the Related Party Policy;
- Deliberate on and resolve the proposed amendment of the Code of Ethics and Conduct;
- Deliberate on and resolve the Anti-Corruption Policy change proposal;
- Presentation of corporate reorganization studies.

Activities of the Fiscal Council

- Members: 3 members (3 independent);
- Meetings: 3 meetings; average attendance of 100%;
- Most important activities:
  - Presentation of analytical report with the risk of losing judicial or administrative processes, classified as "possible" or "probable" risk to the Company;
  - Presentation of the methodology for establishing the provisioning value;
  - Presentation of the Company's budget monitoring report, including investments, for 2018;
  - Presentation of Regulatory, Civil, Labor and Tax Contingencies;
  - Presentation of the Company's Quarterly Financial Report ("ITR") for the second quarter of 2018, ended June 30, 2018;
  - Comment on the Company's Interest on Capital ("IOC") proposal;
  - Presentation by *PricewaterhouseCoopers* ("PwC") of the Company's Quarterly Financial Report ("ITR") for the second quarter of 2018, ended June 30, 2018;
  - Presentation on the scope of application of the new Labor Legislation;
  - Presentation on the flow adopted by the Company for related party transactions.

Activities of the Statutory Audit Committee

- Members: 3 members (3 independent);
- Meetings: 5 meetings; average attendance of 87%;
- Most important activities:
  - Supervision and evaluation of the work of the Internal Audit and Compliance committee;
  - Analysis and evaluation of complaints received through the Complaints Channel;
  - Supervision and evaluation of Compliance committee work;
  - Presentation on Regulatory, Civil, Labor and Tax contingencies;
  - Presentation of the Company's Quarterly Financial Report ("ITR") for the second quarter of 2018, ending on June 30, 2018;
  - To comment on the proposal of Interest on Capital ("IOC") of the Company;
  - Presentation by PricewaterhouseCoopers ("PwC") of the Company's Quarterly Financial Report ("ITRs") for the second quarter of 2018, ended June 30, 2018;
  - Presentation on the Standards of the Institute of Internal Auditors ("IIA") related to the "TeamMate AM" activity;
  - Semiannual Evaluation of SCIGR - Internal Control and Risk Management System;
  - Presentation of ICVM 586;
  - Evaluation of the annual work plan of PricewaterhouseCoopers ("PwC") - "Audit Plan";
  - Evaluation of the signing of a Contract between related parties;
  - Presentation of the status of the Company's Risk Appetite and Risk Indicators;
  - Presentation about the ERM Action plans approved for partially monitored and unmonitored high and medium risks;
  - Presentation on the Company's Monthly Financial Report for the month of July 2018;
  - Monitoring and supervising the work of the External Auditor;
  - Evaluation of the proposal to amend the Related Party Policy;
  - Presentation of the Company's Monthly Financial Report for the month of August 2018;
  - Presentation of aspects related to the Independent Audit.

Activities of the Control and Risk Committee

- Members: 5 members (2 independent);
- Meetings: 3 meetings, average attendance of 87%;
- Most important activities:

- Supervision and evaluation of the Internal Audit work;
- Analysis and evaluation of complaints received through the Complaints Channel;
- Supervision and evaluation of Compliance work;
- Presentation about the Risk Appetite Status and the Company's Risk Indicators;
- Presentation on approved ERM Action Plans for high and medium risks that are partially monitored or not monitored;
- Presentation on ICVM 586;
- Presentation on the Company's Monthly Financial Report for July 2018;
- Monitoring and supervising the work of the Outside Auditor;
- Evaluation of the annual work plan of PricewaterhouseCoopers ("PwC") - "Audit Plan".
- Evaluation of the proposal to amend the Code of Ethics and Conduct;
- Evaluation of the proposed amendment to the Anti-Corruption Policy;
- Evaluation of the proposal to amend the Related Party Policy.

Activities of the Remuneration Committee

- Members: 3 members (1 independent);
- Meetings: 1 meeting; average attendance of 67%;
- Most important activities:

- Deliberate on and resolve the election of the Chairman of the Remuneration Committee;
- Deliberate on and resolve the proposed adjustments to the metrics applicable to the Management by Objectives (MBO and Long Term Incentive - LTI).

DISCLAIMER

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) excluding the effects of IFRS 15 and in Brazilian Reais (R$), in compliance with Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2017 (3Q17) and the year to date 2017 (9M17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

INVESTOR RELATIONS CONTACT

Telephones Nos.: (+55 21) 4109-3360 / 4112-6048
E-mail: ri@timbrasil.com.br
Investor Relations Website: www.tim.com.br/ri
For more information about TIM, please click on this link.
RI TIM App:

ATTACHMENTS

Attachment 1: Pro-Forma Balance Sheet
Attachment 2: Balance Sheet
Attachment 3: Pro-Forma Income Statement
Attachment 4: Income Statement
Attachment 5: Pro-Forma Cash Flow Statement
Attachment 6: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

Attachment 1
TIM PARTICIPAÇÕES S.A.
Pro-Forma Balance Sheet

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ
R$ million					
ASSETS	**30,853**	**31,972**	**-3.5%**	**31,293**	**-1.4%**
CURRENT ASSETS	**5,317**	**7,645**	**-30.5%**	**6,593**	**-19.4%**
Cash and cash equivalents	653	3,318	-80.3%	1,151	-43.2%
Short-term investments	596	416	43.1%	1,013	-41.2%
Accounts receivable	2,800	2,449	14.3%	2,692	4.0%
Inventories	151	118	28.0%	173	-12.6%
Indirect recoverable taxes	274	420	-34.7%	331	-17.2%
Direct recoverable taxes	270	204	32.1%	274	-1.7%
Prepaid expenses	285	323	-11.9%	537	-47.0%
Derivative contracts	86	56	53.1%	64	34.6%
Leasing	22	2	926.0%	21	2.7%
Other assets	179	337	-46.8%	337	-46.7%
NONCURRENT	**25,536**	**24,327**	**5.0%**	**24,700**	**3.4%**
Noncurrent assets	**3,861**	**2,849**	**35.5%**	**2,897**	**33.3%**
Long-term investments	3	-	n/a	3	-1.3%
Accounts receivable	121	27	345.9%	116	4.9%
Indirect recoverable taxes	895	936	-4.3%	902	-0.7%
Direct recoverable taxes	215	207	3.7%	213	0.9%
Deferred income and social contribution taxes	972	-	n/a	-	n/a
Judicial deposits	1,349	1,358	-0.7%	1,354	-0.4%
Prepaid expenses	46	46	0.1%	51	-9.2%
Derivative contracts	52	30	71.1%	43	19.9%
Leasing	186	205	-9.3%	186	0.0%
Other assets	23	39	-42.1%	30	-23.8%
Permanent Assets	**21,675**	**21,478**	**0.9%**	**21,803**	**-0.6%**
Property, plant and equipment	10,861	10,485	3.6%	10,952	-0.8%
Intangibles	10,814	10,994	-1.6%	10,850	-0.3%
LIABILITIES	**30,853**	**31,972**	**-3.5%**	**31,293**	**-1.4%**
CURRENT LIABILITIES	**5,690**	**5,826**	**-2.3%**	**6,236**	**-8.8%**
Loans and financing	859	1,561	-45.0%	1,194	-28.0%
Derivative contracts	5	19	-75.0%	6	-20.2%
Leasing	193	125	53.8%	184	4.9%
Suppliers	3,163	2,492	26.9%	3,388	-6.7%
Salaries and related charges	238	283	-16.2%	245	-3.2%
Indirect taxes, charges and contributions	373	316	18.1%	373	0.1%
Direct taxes, charges and contributions	166	246	-32.4%	129	29.4%
Dividends payable	246	60	308.6%	239	3.0%
Authorizations payable	69	202	-66.0%	67	2.1%
Deferred revenues	371	513	-27.7%	404	-8.1%
Other liabilities	7	8	-9.9%	7	5.3%
NON CURRENT LIABILITIES	**5,546**	**8,320**	**-33.3%**	**6,543**	**-15.2%**
Loans and financing	1,470	4,298	-65.8%	2,490	-41.0%
Derivative contracts	6	29	-80.7%	-	n/a
Leasing	1,728	1,733	-0.3%	1,728	0.0%
Authorizations to pay	326	275	18.5%	314	3.5%
Indirect taxes, charges and contributions	3	3	5.3%	3	2.3%
Direct taxes, charges and contributions	209	268	-21.8%	208	0.5%
Deferred income and social contribution taxes	209	112	85.6%	131	59.6%
Provision for contingencies	615	536	14.6%	669	-8.1%
Pension plan	4	2	122.3%	4	0.0%
Deferred revenues	925	1,014	-8.8%	946	-2.3%
Other liabilities	54	51	6.4%	51	5.9%
SHAREHOLDERS' EQUITY	**19,617**	**17,826**	**10.0%**	**18,513**	**6.0%**
Capital	9,866	9,866	0.0%	9,866	0.0%
Capital reserves*	413	411	0.6%	414	-0.3%
Income reserves*	7,892	6,922	14.0%	7,885	0.1%
Accumulated losses	-	-	n/a	-	n/a
Treasury stocks	(7)	(3)	157.7%	(7)	-8.6%
Net Income for the period	1,453	630	130.6%	355	309.0%

* Accounting of Fiscal Incentive Reserve changed from Capital reserves to Income reserves

Attachment 2
TIM PARTICIPAÇÕES S.A.
Balance Sheet

DESCRIPTION	3Q18	3Q18 Pro-Forma*	Δ Abs
R$ million			
ASSETS	**30,779**	**30,853**	**(74)**
CURRENT ASSETS	**5,325**	**5,317**	**8**
Cash and cash equivalents	653	653	-
Short-term investments	596	596	-
Accounts receivable	2,665	2,800	(135)
Inventories	151	151	-
Indirect recoverable taxes	274	274	-
Direct recoverable taxes	270	270	-
Prepaid expenses	428	285	143
Derivative contracts	86	86	-
Leasing	22	22	-
Other assets	179	179	-
NONCURRENT	**25,454**	**25,536**	**(82)**
Noncurrent assets	**3,888**	**3,861**	**27**
Long-term investments	3	3	-
Accounts receivable	122	121	1
Indirect recoverable taxes	895	895	-
Direct recoverable taxes	215	215	-
Deferred income and social contribution taxes	972	972	0
Judicial deposits	1,349	1,349	-
Prepaid expenses	72	46	26
Derivative contracts	52	52	-
Leasing	186	186	-
Other assets	23	23	-
Permanent Assets	**21,566**	**21,675**	**(109)**
Property, plant and equipment	10,861	10,861	-
Intangibles	10,705	10,814	(109)
LIABILITIES	**30,779**	**30,853**	**(74)**
CURRENT LIABILITIES	**5,723**	**5,690**	**32**
Loans and financing	859	859	-
Derivative contracts	5	5	-
Leasing	193	193	-
Suppliers	3,163	3,163	-
Salaries and related charges	238	238	-
Indirect taxes, charges and contributions	373	373	-
Direct taxes, charges and contributions	166	166	-
Dividends payable	246	246	-
Authorizations payable	69	69	-
Deferred revenues	403	371	32
Other liabilities	7	7	-
NON CURRENT LIABILITIES	**5,512**	**5,546**	**(34)**
Loans and financing	1,470	1,470	-
Derivative contracts	6	6	-
Leasing	1,728	1,728	-
Authorizations to pay	326	326	-
Indirect taxes, charges and contributions	3	3	-
Direct taxes, charges and contributions	209	209	-
Deferred income and social contribution taxes	172	209	(36)
Provision for contingencies	615	615	-
Pension plan	4	4	-
Deferred revenues	927	925	2
Other liabilities	54	54	-
SHAREHOLDERS' EQUITY	**19,545**	**19,617**	**(72)**
Capital	9,866	9,866	-
Capital reserves	413	413	-
Income reserves	7,829	7,892	(62)
Accumulated losses	-	-	-
Treasury stocks	(7)	(7)	-
Net Income for the period	1,443	1,453	(10)

* Without effects from IFRS 9 and 15

Attachment 3
TIM PARTICIPAÇÕES S.A.
Pro-Forma Income Statement

	DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Reported	R$ million								
	Gross Revenues	**6,082**	**5,675**	**7.2%**	**5,929**	**2.6%**	**17,855**	**16,744**	**6.6%**
	Services Revenues	5,791	5,397	7.3%	5,617	3.1%	16,997	15,863	7.1%
	Products Revenues	291	278	4.8%	312	-6.7%	858	881	-2.6%
	Discounts and deductions	**(1,821)**	**(1,591)**	**14.4%**	**(1,758)**	**3.6%**	**(5,283)**	**(4,766)**	**10.8%**
	Taxes and discounts on services	(1,758)	(1,492)	17.8%	(1,652)	6.4%	(5,016)	(4,463)	12.4%
	Taxes and discounts on handset sales	(63)	(100)	-36.5%	(105)	-39.9%	(267)	(303)	-11.8%
	Net Revenues	**4,261**	**4,083**	**4.4%**	**4,171**	**2.2%**	**12,571**	**11,977**	**5.0%**
	Services Revenues	**4,034**	**3,905**	**3.3%**	**3,964**	**1.7%**	**11,981**	**11,400**	**5.1%**
	Mobile Service	**3,811**	**3,706**	**2.8%**	**3,758**	**1.4%**	**11,347**	**10,826**	**4.8%**
	Client Generated	3,508	3,401	3.1%	3,481	0.8%	10,413	9,894	5.2%
	Interconnection	163	196	-16.7%	162	0.6%	524	600	-12.8%
	Others	140	108	29.0%	114	22.3%	410	331	23.7%
	Fixed Service	**223**	**200**	**11.6%**	**206**	**8.0%**	**634**	**574**	**10.5%**
	of which TIM Live	104	76	35.7%	90	15.1%	279	200	39.7%
	Products Revenues	**228**	**178**	**28.0%**	**207**	**10.2%**	**591**	**578**	**2.2%**
	Operating Expenses	**(2,604)**	**(2,557)**	**1.8%**	**(2,605)**	**-0.1%**	**(7,878)**	**(7,799)**	**1.0%**
	Personnel	(261)	(235)	11.0%	(234)	11.5%	(735)	(694)	5.9%
	Commercial	(890)	(869)	2.4%	(871)	2.2%	(2,631)	(2,640)	-0.4%
	Network & Interconnection	(862)	(926)	-6.9%	(901)	-4.3%	(2,774)	(2,901)	-4.4%
	General & Administrative	(146)	(136)	7.6%	(134)	8.9%	(425)	(411)	3.2%
	Cost Of Goods Sold (COGS)	(215)	(200)	7.5%	(221)	-3.1%	(616)	(634)	-2.8%
	Bad Debt	(147)	(91)	60.8%	(129)	13.3%	(392)	(239)	63.9%
	Other operational revenues (expenses)	(83)	(99)	-16.3%	(114)	-26.9%	(305)	(279)	9.5%
	EBITDA	**1,657**	**1,527**	**8.6%**	**1,566**	**5.9%**	**4,693**	**4,178**	**12.3%**
	EBITDA Margin	38.9%	37.4%	1.5p.p.	37.5%	1.4p.p.	37.3%	34.9%	2.4p.p.
	Depreciation & Amortization	**(1,074)**	**(994)**	**8.1%**	**(1,047)**	**2.6%**	**(3,065)**	**(2,974)**	**3.1%**
	Depreciation	(571)	(535)	6.7%	(563)	1.5%	(1,653)	(1,614)	2.4%
	Amortization	(503)	(458)	9.8%	(485)	3.8%	(1,412)	(1,360)	3.8%
	EBIT	**583**	**533**	**9.4%**	**518**	**12.5%**	**1,628**	**1,204**	**35.2%**
	EBIT Margin	13.7%	13.1%	0.6p.p.	12.4%	1.3p.p.	13.0%	10.1%	2.9p.p.
	Net Financial Results	**(128)**	**(148)**	**-13.8%**	**(181)**	**-29.6%**	**(479)**	**(379)**	**26.6%**
	Financial expenses	(188)	(267)	-29.6%	(242)	-22.4%	(674)	(788)	-14.6%
	Financial income	61	120	-49.0%	58	5.6%	192	411	-53.3%
	Net exchange variation	(1)	(1)	-14.0%	3	n.a.	2	(1)	n.a.
	Income before taxes	**455**	**385**	**18.3%**	**337**	**35.2%**	**1,149**	**826**	**39.1%**
	Income tax and social contribution	882	(106)	n.a.	(1)	n.a.	774	(196)	n.a.
	Net Income	**1,338**	**279**	**379.3%**	**335**	**298.7%**	**1,923**	**630**	**205.1%**
Normalized*	**Operating Expenses**	**(2,604)**	**(2,557)**	**1.8%**	**(2,604)**	**0.0%**	**(7,877)**	**(7,797)**	**1.0%**
	Personnel	(261)	(235)	11.0%	(234)	11.5%	(735)	(694)	6.0%
	Commercial	(890)	(869)	2.4%	(871)	2.2%	(2,631)	(2,640)	-0.4%
	Network & Interconnection	(862)	(926)	-6.9%	(901)	-4.3%	(2,774)	(2,901)	-4.4%
	General & Administrative	(146)	(136)	7.6%	(134)	8.9%	(425)	(411)	3.2%
	Cost Of Goods Sold (COGS)	(215)	(200)	7.5%	(221)	-3.1%	(616)	(634)	-2.8%
	Bad Debt	(147)	(91)	60.8%	(129)	13.3%	(392)	(239)	63.9%
	Other operational revenues (expenses)	(83)	(99)	-16.3%	(112)	-26.2%	(304)	(277)	9.7%
	EBITDA	**1,657**	**1,527**	**8.6%**	**1,567**	**5.8%**	**4,694**	**4,180**	**12.3%**
	EBITDA Margin	38.9%	37.4%	1.5p.p.	37.6%	1.3p.p.	37.3%	34.9%	2.4p.p.
	Income tax and social contribution	(68)	(106)	-36.0%	(1)	5122.9%	(176)	(196)	-10.1%
	Net Income	**388**	**279**	**38.9%**	**337**	**15.2%**	**974**	**632**	**54.1%**
	Total Normalized Items	950	0	n.a.	(1)	n.a.	949	(2)	n.a.

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17) and tax credit due to the incorporation of TIM Celular by TIM S.A (R$ 950 million)

Attachment 4

TIM PARTICIPAÇÕES S.A.

Income Statement

	DESCRIPTION	3Q18	3Q18 Pro-Forma*	Δ Abs
Reported	R$ million			
	Gross Revenues	**6,063**	**6,082**	**(20)**
	Services Revenues	5,788	5,791	(3)
	Products Revenues	274	291	(17)
	Discounts and deductions	**(1,821)**	**(1,821)**	-
	Net Revenues	**4,242**	**4,261**	**(20)**
	Services Revenues	4,031	4,034	(3)
	Mobile Service	3,813	3,811	2
	Fixed Service	218	223	(5)
	Products Revenues	211	228	(17)
	Operating Expenses	**(2,634)**	**(2,604)**	**(30)**
	EBITDA	**1,608**	**1,657**	**(50)**
	EBITDA Margin	37.9%	38.9%	-1.0p.p.
	Depreciation & Amortization	**(1,031)**	**(1,074)**	**43**
	EBIT	**577**	**583**	**(7)**
	EBIT Margin	13.6%	13.7%	-0.1p.p.
	Net Financial Results	**(128)**	**(128)**	-
	Income before taxes	**449**	**455**	**(7)**
	Income tax and social contribution	**884**	**882**	**2**
	Net Income	**1,333**	**1,338**	**(4)**
Normalized	**Income tax and social contribution**	**(65,561)**	**(67,784)**	**2,223**
	Net Income	**383,305**	**387,621**	**(4,316)**
	Total Normalized Items	949,945	949,945	-

* Without effects from IFRS 15

Attachment 5
TIM PARTICIPAÇÕES S.A.
Pro-Forma Cash Flow Statement

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
Initial Net Financial Position	**3,231**	**4,400**	**-26.6%**	**2,819**	**14.6%**	**2,697**	**2,721**	**-0.9%**
EBITDA Normalized*	1,657	1,527	8.6%	1,567	5.8%	4,694	4,180	12.3%
Capex	(905)	(1,009)	-10.3%	(1,018)	-11.1%	(2,568)	(2,487)	3.3%
EBITDA Normalized - Capex	**753**	**518**	**45.2%**	**549**	**37.0%**	**2,126**	**1,693**	**25.5%**
Δ Working Capital	**156**	**349**	**-55.3%**	**(542)**	**n.a.**	**(903)**	**(955)**	**-5.4%**
Non recurring operating items	-	0	n.a.	(1)	n.a.	(1)	(2)	-37.5%
Operating Free Cash Flow Ex-licenses	**909**	**867**	**4.8%**	**6**	**14718.4%**	**1,222**	**737**	**65.8%**
Clean UP 700MHZ	-	-	n.a.	-	n.a.	(143)	(859)	-83.4%
Operating Free Cash Flow Reported	**909**	**867**	**4.8%**	**6**	**14718.4%**	**1,079**	**(122)**	**n.a.**
Financial investments	-	-	n.a.	-	n.a.	-	-	n.a.
Asset disposal	-	-	n.a.	1	n.a.	1	15	-93.3%
Net impact of financial interests	(162)	(211)	-23.2%	(222)	-27.0%	(599)	(590)	1.5%
Taxes Payments	(5)	(33)	-84.8%	(84)	-94.0%	(163)	(155)	5.2%
Others impacts	(28)	(53)	-48.1%	(17)	60.6%	(45)	(113)	-60.4%
Net Cash Flow before dividends and change in equity	**714**	**570**	**25.3%**	**(316)**	**-325.9%**	**273**	**(965)**	**-128.3%**
Dividends	(259)	(2)	12850.0%	(101)	n.a.	(360)	(146)	146.6%
Change in Equity	-	-	n.a.	5	n.a.	8	-	n.a.
Net Cash Flow	**455**	**568**	**-19.9%**	**(412)**	**n.a.**	**(79)**	**(1,111)**	**-92.9%**
Final Net Financial Position	**2,776**	**3,832**	**-27.6%**	**3,231**	**-14.1%**	**2,776**	**3,832**	**-27.6%**

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17).

Attachment 6
TIM PARTICIPAÇÕES S.A.
Operating Indicators

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Mobile Customer Base ('000)	56,241	59,390	-5.3%	56,554	-0.6%	56,241	59,390	-5.3%
Prepaid	36,604	42,620	-14.1%	37,474	-2.3%	36,604	42,620	-14.1%
Postpaid	19,637	16,771	17.1%	19,080	2.9%	19,637	16,771	17.1%
4G Users Base ('000)	33,112	24,797	33.5%	31,313	5.7%	33,112	24,797	33.5%
Market Share	24.0%	24.6%	-0.6p.p.	24.1%	0.0p.p.	24.0%	24.6%	-0.6p.p.
Prepaid	26.5%	27.3%	-0.8p.p.	26.4%	0.0p.p.	26.5%	27.3%	-0.8p.p.
Postpaid	20.5%	19.8%	0.7p.p.	20.5%	0.0p.p.	20.5%	19.8%	0.7p.p.
Gross Additions ('000)	6,069	6,918	-12.3%	5,885	3.1%	18,094	20,859	-13.3%
Net Additions ('000)	(312)	(1,441)	-78.3%	(1,340)	-76.7%	(2,393)	(4,028)	-40.6%
Monthly Churn (%)	3.8%	4.6%	-0.8p.p.	4.2%	-0.4p.p.	4.0%	4.5%	-0.5p.p.
Mobile ARPU (R$)	22.6	20.5	10.2%	21.9	3.2%	22.0	19.6	12.3%
Prepaid	11.6	11.7	-1.4%	11.2	2.8%	11.4	11.4	0.2%
Postpaid	39.7	40.1	-1.1%	40.0	-1.0%	39.9	39.4	1.1%
SAC/Gross (R$)	43	40	9.4%	48	-10.6%	46	39	19.1%
Fixed Telephony Customer Base ('000)	838	717	16.9%	774	8.3%	838	717	16.9%
TIM Live Customer Base ('000)	449	376	19.5%	423	6.0%	449	376	19.5%
TIM Live ARPU (R$)	77.5	70.2	10.4%	72.1	7.4%	73.5	65.7	11.9%
Handsets Sold ('000)	256	266	-3.8%	275	-6.8%	797	818	-2.6%
Smartphone Penetration (%)	83.0%	77.4%	5.6p.p.	83.9%	-0.9p.p.	83.0%	77.4%	5.6p.p.
Headcount	9,537	9,404	1.4%	9,621	-0.9%	9,537	9,404	1.4%